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Exhibit 99.1

June 2, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in May 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during May 2008.

Share Repurchase RNS Announcements

Thomson Reuters — Transaction in Own Shares
RNS Number: 6235T
Thomson Reuters PLC
01 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 1, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 640,000 Thomson Reuters PLC ordinary shares on May 1, 2008. The average price paid was 1632.49 pence per share. The highest price per share paid was 1674 pence and the lowest price per share paid was 1553 pence.

As of May 1, 2008, Thomson Reuters PLC had 193,808,110 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 7165T
Thomson Reuters PLC
02 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 2, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 500,000 Thomson Reuters PLC ordinary shares on May 2, 2008. The average price paid was 1586.95 pence per share. The highest price per share paid was 1620 pence and the lowest price per share paid was 1517 pence.

As of May 2, 2008, Thomson Reuters PLC had 193,453,110 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 8279T
Thomson Reuters PLC
06 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 5, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 492,000 Thomson Reuters PLC ordinary shares on May 5, 2008. The average price paid was 1541.22 pence per share. The highest price per share paid was 1570 pence and the lowest price per share paid was 1525 pence.

As of May 5, 2008, Thomson Reuters PLC had 193,939,742 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 9293T
Thomson Reuters PLC
07 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 7, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 450,000 Thomson Reuters PLC ordinary shares on May 7, 2008. The average price paid was 1542.5 pence per share. The highest price per share paid was 1570 pence and the lowest price per share paid was 1515 pence.

As of May 7, 2008, Thomson Reuters PLC had 193,939,742 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 0405U
Thomson Reuters PLC
08 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 8, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 300,000 Thomson Reuters PLC ordinary shares on May 8, 2008. The average price paid was 1554.74 pence per share. The highest price per share paid was 1560 pence and the lowest price per share paid was 1535 pence.

As of May 8, 2008, Thomson Reuters PLC had 193,304,742 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 1375U
Thomson Reuters PLC
09 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 9, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 480,000 Thomson Reuters PLC ordinary shares on May 9, 2008. The average price paid was 1581.84 pence per share. The highest price per share paid was 1602 pence and the lowest price per share paid was 1553 pence.

As of May 9, 2008, Thomson Reuters PLC had 192,369,742 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 2492U
Thomson Reuters PLC
12 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 12, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 360,000 Thomson Reuters PLC ordinary shares on May 12, 2008. The average price paid was 1574.022 pence per share. The highest price per share paid was 1585 pence and the lowest price per share paid was 1571 pence.

As of May 12, 2008, Thomson Reuters PLC had 190,153,372 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 3581U
Thomson Reuters PLC
13 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 13, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 450,000 Thomson Reuters PLC ordinary shares on May 13, 2008. The average price paid was 1584.33 pence per share. The highest price per share paid was 1595 pence and the lowest price per share paid was 1565 pence.

As of May 13, 2008, Thomson Reuters PLC had 190,153,372 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 4860U
Thomson Reuters PLC
14 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 14, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 450,000 Thomson Reuters PLC ordinary shares on May 14, 2008. The average price paid was 1593.0263 pence per share. The highest price per share paid was 1599 pence and the lowest price per share paid was 1586 pence.

As of May 14, 2008, Thomson Reuters PLC had 190,153,372 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 6002U
Thomson Reuters PLC
15 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 15, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 350,000 Thomson Reuters PLC ordinary shares on May 15, 2008. The average price paid was 1613.48 pence per share. The highest price per share paid was 1641 pence and the lowest price per share paid was 1589 pence.

As of May 15, 2008, Thomson Reuters PLC had 189,703,372 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 7147U
Thomson Reuters PLC
16 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 16, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 329,000 Thomson Reuters PLC ordinary shares on May 16, 2008. The average price paid was 1653.66 pence per share. The highest price per share paid was 1666 pence and the lowest price per share paid was 1638 pence.

As of May 16, 2008, Thomson Reuters PLC had 189,440,285 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 8117U
Thomson Reuters PLC
19 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 19, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 150,000 Thomson Reuters PLC ordinary shares on May 19, 2008. The average price paid was 1666.3448 pence per share. The highest price per share paid was 1689 pence and the lowest price per share paid was 1642 pence.

As of May 19, 2008, Thomson Reuters PLC had 189,074,507 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 9160U
Thomson Reuters PLC
20 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 20, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 240,000 Thomson Reuters PLC ordinary shares on May 20, 2008. The average price paid was 1650.9791 pence per share. The highest price per share paid was 1678 pence and the lowest price per share paid was 1641 pence.

As of May 20, 2008, Thomson Reuters PLC had 188,714,507 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares

RNS Number: 0112V
Thomson Reuters PLC
21 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 21, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 145,000 Thomson Reuters PLC ordinary shares on May 21, 2008. The average price paid was 1628.4639 pence per share. The highest price per share paid was 1641 pence and the lowest price per share paid was 1614 pence.

As of May 21, 2008, Thomson Reuters PLC had 187,814,507 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 1197V
Thomson Reuters PLC
22 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 22, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 157,500 Thomson Reuters PLC ordinary shares on May 22, 2008. The average price paid was 1614.8471 pence per share. The highest price per share paid was 1625 pence and the lowest price per share paid was 1606 pence.

As of May 22, 2008, Thomson Reuters PLC had 187,841,004 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 2239V
Thomson Reuters PLC
23 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 23, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 140,000 Thomson Reuters PLC ordinary shares on May 23, 2008. The average price paid was 1603.3972 pence per share. The highest price per share paid was 1616 pence and the lowest price per share paid was 1599 pence.

As of May 23, 2008, Thomson Reuters PLC had 187,841,004 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 3507V
Thomson Reuters PLC
27 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 27, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 200,000 Thomson Reuters PLC ordinary shares on May 27, 2008. The average price paid was 1606.2755 pence per share. The highest price per share paid was 1616 pence and the lowest price per share paid was 1588 pence.

As of May 27, 2008, Thomson Reuters PLC had 186,828,935 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 4515V
Thomson Reuters PLC
28 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 28, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 175,000 Thomson Reuters PLC ordinary shares on May 28, 2008. The average price paid was 1616.1871 pence per share. The highest price per share paid was 1626 pence and the lowest price per share paid was 1606 pence.

As of May 28, 2008, Thomson Reuters PLC had 186,828,935 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 5568V
Thomson Reuters PLC
29 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 90,000 Thomson Reuters PLC ordinary shares on May 29, 2008. The average price paid was 1628.2525 pence per share. The highest price per share paid was 1639 pence and the lowest price per share paid was 1616 pence.

As of May 29, 2008, Thomson Reuters PLC had 186,688,935 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Transaction in Own Shares
RNS Number: 6789V
Thomson Reuters PLC
30 May 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, May 30, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 200,000 Thomson Reuters PLC ordinary shares on May 30, 2008. The average price paid was 1630.4303 pence per share. The highest price per share paid was 1667 pence and the lowest price per share paid was 1622 pence.

As of May 30, 2008, Thomson Reuters PLC had 186,531,435 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

This information is provided by RNS

The company news service from the London Stock Exchange

Large Shareholder RNS Announcements

TR-1viii:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no):

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	29.04.08

6.	Date on which issuer notified:	01.05.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible use ISIN CODE		Number of Voting Rights				% of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	16,342,885	16,342,885	17,507,210	17,507,210	n/a	9.02%	n/a

ADR US8851411012	1,800	1,800	2,466	2,466	n/a	0.0013%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,509,676	9.02%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	30.04.08

6.	Date on which issuer notified:	02.05.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible use ISIN code	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,507,210	17,507,210	17,416,481	17,416,481	n/a	8.97%	n/a

ADR US8851411012	2,466	2,466	1,266	1,266	n/a	0.0007%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,417,747	8.97%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1viii:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):
Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	1 May 2008

6.	Date on which issuer notified:	6 May 2008

7.	Threshold(s) that is/are crossed or reached:	8%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transactionxiii		Resulting situation after the triggering transactionxiv
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	15,476,477	15,476,477	16,130,403	16,002,930	127,473	8.27%	0.07%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

16,130,403	8.34%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	07.05.08

6.	Date on which issuer notified:	09.05.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,416,481	17,416,481	18,523,899	18,523,899	n/a	9.54%	n/a

ADR US8851411012	1,266	1,266	1,866	1,866	n/a	0.001%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	No. of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

18,525,765	9.54%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	9 May 2008

6.	Date on which issuer notified:	12 May 2008

7.	Threshold(s) that is/are crossed or reached:	8%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	16,130,403	16,130,403	15,400,525	15,273,892	126,633	7.94%	0.07%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

15,400,525	8.01%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	13 May 2008

6.	Date on which issuer notified:	14 May 2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 8%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	15,400,525	15,400,525	15,088,862	14,960,229	126,633	7.86%	0.07%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

15,086,862	7.93%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1i:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligationiii:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.)iv:	HSBC Bank plc
HSBC Financial Products (France)
HSBC Investment Management
Sinopia Asset Management (UK) Limited
Sinopia Asset Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
HSBC Investments (International) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached[v]:	19th May 2008

6.	Date on which issuer notified:	20th May 2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transactionvi		Resulting situation after the triggering transactionvii
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	N/A	N/A	10,357,820	10,357,820	500,289	5.46%	0.26%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

10,858,109	5.72%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank Plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no):

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	16.05.08

6.	Date on which issuer notified:	20.05.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN CODE		Number of voting rights
	Number of shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	18,523,899	18,523,899	16,779,110	16,779,110	n/a	8.64%	n/a

ADR US8851411012	1,866	1,866	13,686	13,686	n/a	0.007%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

16,792,796	8.65%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

13.	Additional information:

14.	Contact name:	Simon Crawley

15.	Contact telephone number:	+44 (0) 20 7888 5416

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	20 May 2008

6.	Date on which issuer notified:	21 May 2008

7.	Threshold(s) that is/are crossed or reached:	7%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	15,086,862	15,086,862	12,675,900	12,489,597	186,303	6.62%	0.10%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

12,675,900	6.72%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1viii:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedix:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligation[x]:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.)xi:	HSBC Bank plc
HSBC Financial Products (France)
HSBC Investment Management
Sinopia Asset Management (UK) Limited
Sinopia Asset Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
HSBC Investments (International) Limited

5.	Date of the transaction and date on which the threshold is crossed or reachedxii:	23rd May 2008

6.	Date on which issuer notified:	27th May 2008

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transactionxiii		Resulting situation after the triggering transactionxiv
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	10,858,109	10,858,109	10,951,404	10,951,404	501,194	5.78%	0.26%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

11,452,598	6.04%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank Plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	23.05.08

6.	Date on which issuer notified:	27.05.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified Details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
				Number of voting rights		Percentage of voting rights
Class/type of shares if possible using the ISIN CODE		Number of voting rights
	Number of shares		Number of shares	Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	16,779,110	16,779,110	17,707,227	17,707,227	n/a	9.12%	n/a

ADR US8851411012	13,686	13,686	21,486	21,486	n/a	0.011%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,728,713	9.13%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify):	☐

3.	Full name of person(s) subject to the notification obligation:	Caisse de dépôt et placement du Québec

4.	Full name of shareholder(s) (if different from 3):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	May 27, 2008

6.	Date on which issuer notified:	May 29, 2008

7.	Threshold(s) that is/are crossed or reached:	3.22%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights
Number of Shares
				Direct	Indirect	Direct	Indirect

	5,592,828	5,592,828	6,011,028	6,011,028		3.22%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

6,011,028	3.22%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

Other RNS Announcements

Thomson Reuters — Director/PDMR Shareholding
RNS Number: 8055T
Thomson Reuters PLC
06 May 2008

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — May 6, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN) today announced that John M. Thompson, a member of its board of directors, purchased 3,000 common shares of Thomson Reuters Corporation at a price of CAD$37.238 per share on May 2, 2008. Thomson Reuters was notified of this transaction on May 2, 2008.

Following this transaction, Mr. Thompson owns 5,500 Thomson Reuters Corporation common shares and 13,658 Thomson Reuters Corporation deferred share units. Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Mr. Thompson's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

This information is provided by RNS

The company news service from the London Stock Exchange

RNS Number: 0457U
Thomson Reuters PLC
08 May 2008

Thomson Reuters PLC

Notification of Significant Shareholder

NEW YORK, NY — May 8, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN) today announced that its controlling shareholder, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge), received 1,473,778 common shares of Thomson Reuters Corporation at a price of CAD$36.26 per share on May 1, 2008 pursuant to Thomson Reuters Corporation's dividend reinvestment plan. Woodbridge also acquired 150 common shares of Thomson Reuters Corporation at a price of CAD$37.16 on May 6, 2008. Thomson Reuters was notified of these transactions on May 7, 2008.

Following these transactions, Woodbridge owns 452,082,798 Thomson Reuters Corporation common shares or 70% of the outstanding common shares of Thomson Reuters Corporation. Based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of May 7, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 54%.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Director/PDMR Shareholding
RNS Number: 0728U
Thomson Reuters PLC
09 May 2008

Thomson Reuters PLC

Notification of Transactions of Directors/Persons
Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — May 9, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that long-term incentive awards of restricted share units and stock options were granted on May 7, 2008 to certain senior executives.

The following table sets forth information about the performance restricted share units (PRSUs) and options granted.

Name	Title	PRSUs	Options

Thomas H. Glocer	Chief Executive Officer	54,610	303,210

Robert D. Daleo	EVP & Chief Financial Officer	28,190	156,500

Devin Wenig	CEO, Markets Division	28,190	156,500

James C. Smith	CEO, Professional Division	28,190	156,500

Michael E. Wilens	EVP, Strategy, Technology & Innovation	28,190	156,500

PRSUs will vest on March 1, 2011 upon completion of a three-year performance cycle (2008-2010) and will entitle holders to receive Thomson Reuters Corporation common shares if threshold performance goals are met. The final number of PRSUs that vest will vary from 0% to 150% of the initial number awarded, based 50% on Thomson Reuters adjusted EPS growth and 50% on its return on invested capital (ROIC) performance over the three-year performance period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares.

Options will vest 25% per year over four years. The exercise price for the options granted is US$37.15 per share, which was the closing price of Thomson Reuters Corporation's common shares on the New York Stock Exchange on May 6, 2008. The options will expire 10 years from the grant date.

In addition, Mr. Glocer was granted 700,000 time-based restricted share units (RSUs) and Mr. Wenig was granted 425,000 time-based RSUs. Mr. Glocer's time-based RSUs will vest 20% each year over a five-year period. Mr. Wenig's time-based RSUs will vest 33.33% each year over a three-year period.

The table below sets forth information as of May 7, 2008 about each individual's beneficial ownership of Thomson Reuters securities following these awards:(1)

Name	Shares(2)	PRSUs/RSUs — Thomson Reuters Corp.	Options — Thomson Reuters Corp.	Deferred share units (DSUs) — Thomson Reuters Corp.

Thomas H. Glocer	452,722	754,610	303,210	—

Robert D. Daleo	5,105	206,382	1,030,330	68,442

Devin Wenig	307,821	453,190	156,500	—

James C. Smith	2,000	111,673	784,810	45,763

Michael E. Wilens	1,900	209,888	794,415	51,079

(1)
As previously disclosed, Messrs. Glocer and Wenig are entitled to receive Thomson Reuters PLC ordinary shares upon exercise of Reuters Group PLC options granted between 2001 and 2007. Messrs. Glocer and Wenig hold 3,997,262 and 1,713,894 of these Reuters options, respectively. Each Reuters option entitles Messrs. Glocer and Wenig to receive 0.16 Thomson Reuters PLC ordinary shares plus 352.5 pence per share. These options must be exercised by mid-October 2008 (i.e., within approximately six months of the closing of Thomson's acquisition of Reuters).

(2)
Messrs. Glocer and Wenig hold ordinary shares of Thomson Reuters PLC. Messrs. Daleo, Smith and Wilens hold common shares of Thomson Reuters Corporation.

The holdings of each individual are less than 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Contacts:

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Nick Claydon Brunswick +44 (0) 207 396 3547 nclaydon@brunswickgroup.com

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Directors Dealings
RNS Number: 3630U
Thomson Reuters PLC
13 May 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — May 13, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced the following transactions related to W. Geoffrey Beattie (Deputy Chairman) and James C. Smith (CEO, Professional Division).

On May 13, 2008, Mr. Beattie acquired beneficial ownership of 8,703 Thomson Reuters Corporation common shares which were issued in connection with the vesting of certain restricted share units granted to him in May 2005. On May 9, 2008, Mr. Beattie acquired beneficial ownership of 2,000 Thomson Reuters PLC American Depositary Shares which were purchased at a price of US$185.387 per share. On May 2, 2008, Mr. Beattie acquired beneficial ownership of 5,000 Thomson Reuters PLC ordinary shares which were purchased at a price of £15.89 per share.

On May 13, 2008, Mr. Smith acquired beneficial ownership of 2,112 Thomson Reuters Corporation common shares which were issued in connection with the vesting of certain restricted share units granted to him in May 2005.

Following these transactions, Mr. Beattie beneficially owns 209,203 Thomson Reuters Corporation common shares, 100,859 Thomson Reuters Corporation restricted share units, 200,000 Thomson Reuters Corporation stock options, 5,000 Thomson Reuters PLC ordinary shares and 2,000 Thomson Reuters PLC American Depositary Shares. Following this transaction, Mr. Smith beneficially owns 4,112 Thomson Reuters Corporation common shares, 111,673 Thomson Reuters Corporation restricted share units, 45,763 Thomson Reuters Corporation deferred share units and 784,810 Thomson Reuters Corporation stock options.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Each of Messrs. Beattie's and Smith's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters was notified of these transactions on May 12-13, 2008.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Director/PDMR Shareholding
RNS Number: 5809U
Thomson Reuters PLC
15 May 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — May 15, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that Robert D. Daleo (EVP & Chief Financial Officer) purchased 1,600 Thomson Reuters PLC American Depositary Shares at an average price of US$185.865 per share on May 14, 2008.

Following this transaction, Mr. Daleo beneficially owns 5,105 Thomson Reuters Corporation common shares, 206,382 Thomson Reuters Corporation restricted share units, 68,442 Thomson Reuters Corporation deferred share units, 1,030,330 Thomson Reuters Corporation stock options and 1,600 Thomson Reuters PLC American Depositary Shares.

Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Mr. Daleo's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters was notified of this transaction on May 14, 2008.

This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

Elizabeth Maclean
Thomson Reuters
elizabeth.maclean@thomsonreuters.com
Tel. no. +44 (0) 20 7542 6706

This information is provided by RNS

The company news service from the London Stock Exchange

Thomson Reuters — Director/PDMR Shareholding
RNS Number: 0205V
Thomson Reuters PLC
21 May 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — May 21, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on May 20, 2008, Devin Wenig (CEO, Markets Division) exercised 1,328,625 options granted to him under the Reuters Discretionary Share Option Plan (DSOP) in 2005-2007. For each option exercised, Mr. Wenig was entitled to receive 0.16 Thomson Reuters PLC ordinary shares and 352.5 pence per share. In order to pay the aggregate exercise price for the options, applicable taxes and commissions, Mr. Wenig sold 124,545 Thomson Reuters PLC ordinary shares of the 212,580 shares issued and he applied all of the cash consideration received upon exercise. The price per share sold was £16.47. Following this exercise and sale, Mr. Wenig acquired 88,035 Thomson Reuters PLC ordinary shares.

Mr. Wenig also exercised options under a Reuters Save-As-You-Earn (SAYE) plan in respect of 189 Reuters Group PLC American Depositary Receipts, which were equivalent to 1,134 Reuters Group PLC ordinary shares. Upon exercise, Mr. Wenig was entitled to the same consideration as his DSOP exercise described above. In order to pay the aggregate exercise price for the options, applicable taxes and commissions, Mr. Wenig sold 43 Thomson Reuters PLC ordinary shares of the 181 shares issued. The price per share sold was £16.52. Following this exercise and sale, Mr. Wenig acquired 138 Thomson Reuters PLC ordinary shares.

Following these transactions, Mr. Wenig beneficially owns 395,994 Thomson Reuters PLC ordinary shares, 453,190 Thomson Reuters Corporation restricted share units and 156,500 Thomson Reuters Corporation stock options. Mr. Wenig also beneficially owns 384,135 Reuters options, which if exercised, would entitle him to 61,461 Thomson Reuters PLC ordinary shares plus 352.5 pence per share.

Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Mr. Wenig's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters was notified of these transactions on May 20, 2008.

This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

RNS Number: 6872V
Thomson Reuters PLC
May 30, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for May 2008

NEW YORK, NY — May 30, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 186,531,435 ordinary shares of 25 pence each as of May 30, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 186,531,435 ordinary shares.

The above figure (186,531,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

This information is provided by RNS

The company news service from the London Stock Exchange

QuickLinks

  Exhibit 99.1